Note 11: New accounting pronouncements

In June 2006, the Financial Accounting Standards
Board (FASB) issued Interpretation No. 48,
Accounting for Uncertainty in Income Taxes (the
Interpretation). The Interpretation prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filers tax return. Upon adoption, the Interpretation did not have a material effect on the funds financial statements.
However, the conclusions regarding the
Interpretation may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analysis of tax laws, regulations and interpretations thereof.
In September 2006, the FASB issued Statement of
Financial Accounting Standards No. 157, Fair Value
Measurements (the Standard). The Standard defines fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Putnam
Management does not believe the adoption of the Standard will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value.